                                   UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                              ERC INDUSTRIES, INC.
                              --------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ------------------------------
                         (Title of Class of Securities)

                                    268902202
                                 --------------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                 399 Park Avenue
                            New York, New York 10022
                                 (212) 872-1000
                -------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  March 5, 1996
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 11 Pages
                             Exhibit Index: Page 8

                                  SCHEDULE 13D

CUSIP NO. 268902202                                           PAGE 2 OF 11 PAGES


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 QUANTUM FUND N.V.

2        Check the Appropriate Box If a Member of a Group*

                                       a.  [ ]
                                       b.  [ ]

3        SEC Use Only

4        Source of Funds*

                 NOT APPLICABLE

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 NETHERLANDS ANTILLES

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                           0%

14       Type of Reporting Person*

         IV; CO

                                  SCHEDULE 13D

CUSIP NO. 268902202                                           PAGE 3 OF 11 PAGES

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                 MR. GEORGE SOROS (in his capacity as sole proprietor of Soros Fund Management)

2        Check the Appropriate Box If a Member of a Group*
                                        a.  [ ]
                                        b.  [ ]

3        SEC Use Only

4        Source of Funds*

                 NOT APPLICABLE

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                 UNITED STATES

                          7       Sole Voting Power

  Number of                                0
   Shares
Beneficially              8       Shared Voting Power
  Owned By                                 0
    Each
  Reporting               9       Sole Dispositive Power
   Person                                  0
    With
                          10      Shared Dispositive Power
                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           0

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares*
                                          [ ]

13       Percent of Class Represented By Amount in Row (11)

                                           0%

14       Type of Reporting Person*

         IA

                                                              PAGE 4 OF 11 PAGES

         This Amendment No. 5 to Schedule 13D relates to shares of Common Stock, $.01 par value (the "Shares"), of ERC Industries, Inc. (the "Issuer"). This Amendment No. 5 amends the initial statement on Schedule 13D dated January 17, 1989, and all amendments thereto (collectively, the "Initial Statement"). This Amendment No. 5 is being filed by the Reporting Persons for the purpose of reporting that Quantum has entered into a contract to sell the Retained Shares and, as such, the Reporting Persons are no longer beneficial owners of any Shares of the Issuer. Capitalized terms used herein and not otherwise defined herin shall have the meanings given to them in the Initial Statement. The Initial Statement is supplementally amended as set forth herein.

ITEM 2.  IDENTITY AND BACKGROUND.

         Updated information concerning the identity and background of the Managing Directors of SFM is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ITEM 4.  PURPOSE OF TRANSACTION.

         The information set forth in Item 6 herein regarding the Letter Agreement (as defined herein) is incorporated by reference in response to this
Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of Shares of which each of the Reporting Persons may be deemed a beneficial owner is 0.

         (c) Information concerning the sale by Quantum to the Wood Group of the Retained Shares held by Quantum pursuant to the Letter Agreement is set forth in
Item 6 below, which is hereby incorporated by reference in response to this Item 5(c).

         Except for the transaction described in Item 6, there have been no transactions with respect to the Shares since January 12, 1996 (60 days prior to the date hereof) by any of the Reporting Persons or other persons identified in response to Item 2 herein.

         (e) The Reporting Persons ceased to be beneficial owners of any Shares on March 5, 1996.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         On March 5, 1996, Quantum and the Wood Group entered into a Letter Agreement (the "Letter Agreement"), a copy of which is attached as Exhibit J hereto, whereby Quantum agreed to sell, and the Wood Group agreed to purchase, subject to the terms and conditions of the Letter Agreement, the Retained Shares (an aggregate of 780,000 Shares owned by Quantum) for a purchase price of $13/16 per share, or $633,750.00 in the aggregate.

         Except as set forth above and as described in the Initial Statement, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

                                                              PAGE 5 OF 11 PAGES

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney, dated October 19, 1992, granted by Quantum Fund N.V. in favor of Mr. George Soros, Mr. Gary S. Gladstein and Mr. Sean C. Warren (filed as Exhibit D to Amendment No. 3 and incorporated herein by reference).

         (i) Power of Attorney, dated October 27, 1994, granted by Mr. George Soros in favor of Mr. Sean C. Warren.

         (j) Letter Agreement, dated March 5, 1996, between Quantum Fund N.V. and John Wood Group PLC.

                                                              PAGE 6 OF 11 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1996                     QUANTUM FUND N.V.

                                           By: /s/ Sean C. Warren
                                              ----------------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact


Dated:  March 12, 1996                     GEORGE SOROS

                                           By: /s/ Sean C. Warren
                                              ----------------------------------
                                              Sean C. Warren
                                              Attorney-in-Fact
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                                                              PAGE 7 OF 11 PAGES

                                     ANNEX A

         The following is a list of all of the persons who serve as Managing Directors of Soros Fund Management ("SFM"):

                               Scott K. H. Bessent
                                 Walter Burlock
                              Stanley Druckenmiller
                               Jeffrey L. Feinberg
                                  Arminio Fraga
                                 Gary Gladstein
                                Robert K. Jermain
                                 David N. Kowitz
                                Elizabeth Larson
                               Alexander C. McAree
                                  Paul McNulty
                              Gabriel S. Nechamkin
                                   Steven Okin
                                  Dale Precoda
                               Lief D. Rosenblatt
                                 Mark D. Sonnino
                             Filiberto H. Verticelli
                                 Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM, and each has a business address c/o Soros Fund Management, 888 Seventh Avenue, New York, New York 10106. During the past five years, none of the above-listed persons has been (i) convicted in a criminal proceeding, or (ii) a party to any civil proceeding as a result of which any of such persons has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.
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                                                              PAGE 8 OF 11 PAGES

                                INDEX OF EXHIBITS

EXHIBIT                                                                      PAGE
-------                                                                      ----
    I.        Power of Attorney, dated October 27, 1994 granted by
              Mr. George Soros in favor of Mr. Sean Warren.                    9

    J.        Letter Agreement, dated March 5, 1996, between
              Quantum Fund N.V. and John Wood Group PLC.                      10